03016262

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	**0000943489**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 27, 2003, Series 2003-2	**333-101550** 333-73036

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: /s/: Maria Fregosi
Name: Maria Fregosi
Title: Vice President

Dated: February 27, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

GSABN032V2 - SUMMARY

DEAL SUMMARY REPORT **GSABN032V2**

		ASSUMPTIONS		COLLATERAL				
				BALANCE	WAC	WAM	WAL	DUR
SETTLEMENT	27-FEB-2003	PREPAY	350 PSA	$100,000,000.00	5.350	179	4.14611	
1ST PAY DATE	25-MAR-2003	DEFAULT	0 CDR					
		RECOVERY	0 MONTHS					
		SEVERITY	0%					

TRANCHE NAME	RATING	BALANCE	COUPON	PRINCIPAL WINDOW	AVG LIFE	DUR	YIELD	SPREAD BP	BENCH	PRICE %	$@1BP	ACCRUED INT(M)	NETNET (MM)	DATED DATE	NOTES
1A1		98,750,000.00	5.0000000000	03/03 - 01/18	4.10797		0.00000	0	INTERP			356.60	0.000	01-FEB-03	FIX
SUB1		1,250,000.00	5.0000000000	03/03 - 01/18	7.15874		0.00000	0	INTERP			4.51	0.000	01-FEB-03	FIX

YIELD CURVE

MAT 3MO 6MO 1YR 2YR 5YR 10YR 30YR

YLD

GSABN032V1 - SUMMARY

DEAL SUMMARY REPORT **GSABN032V1**

		ASSUMPTIONS			COLLATERAL			
				BALANCE	WAC	WAM	WAL	DUR
SETTLEMENT	27-FEB-2003	PREPAY	350 PSA	$50,000,000.00	5.740	179	4.16537	
1ST PAY DATE	25-MAR-2003	DEFAULT	0 CDR					
		RECOVERY	0 MONTHS					
		SEVERITY	0%					

TRANCHE NAME	RATING	BALANCE	COUPON	PRINCIPAL WINDOW	AVG LIFE	DUR	YIELD	SPREAD BP	BENCH	PRICE %	$@1BP	ACCRUED INT(M)	NETNET (MM)	DATED DATE	NOTES
A2		31,948,529.41	1.8687500000	03/03 - 01/18	4.12687		0.000000	0.0	INTERP			43.12	0.000	01-FEB-03	FLT
A3		17,426,470.59	12.1572917045	03/03 - 01/18	4.12687		0.000000	0.0	INTERP			153.01	0.000	01-FEB-03	INV
SUB2		625,000.00	5.5000000000	03/03 - 01/18	7.20661		0.000000	0.0	INTERP			2.48	0.000	01-FEB-03	FIX

YIELD CURVE

MAT 3MO 6MO 1YR 2YR 5YR 10YR 30YR

YLD 1.82 2.04 2.40 3.23 4.48 5.15 5.67

CMO GS ABN032V1 FA
Scenario Report (Intex)

Goldman Sachs

Generated: 01/17/2003 12:17:00

CUSIP	Monthly	As Of	2/03	Pricing	1/16/03	Original	31,948,529.41
Description:	Floater,Senior			Settle	2/27/03	Balance	31,948,529.41
Coupon:	1.869% = 0.5 + 01mlib, cap=8.5,	asof=2/03		Next Proj	3/25/03	Factor	1.00000000
Collateral:	Cpn 5.62 WAC 5.74 WAM 179 WALA 1			Stated Final	0/0/00	Delay	24

Historical CPR's: 2/03= 1/03= 12/02= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		350	100	200	300	400	600
01MLIB	1.361	+0	+0	+0	+0	+0	+0
Cleanup		NO	NO	NO	NO	NO	NO
	Av Life	4.127	6.698	5.407	4.487	3.818	2.939
Price	Window	3/03-1/18	3/03-1/18	3/03-1/18	3/03-1/18	3/03-1/18	3/03-1/18
99-30	DM	48.4	49.0	48.8	48.5	48.3	47.8

CMO GS ABN032V1 FA
Scenario Report (Intex)

Goldman Sachs

Generated: 01/17/2003 11:53:37

CUSIP	Monthly	As Of	2/03	Pricing	1/16/03	Original	31,948,529.41
Description:	Floater,Senior			Settle	2/27/03	Balance	31,948,529.41
Coupon:	1.869% = 0.5 + 01mlib, cap=8.5,	asof=2/03		Next Proj	3/25/03	Factor	1.00000000
Collateral:	Cpn 5.62 WAC 5.74	WAM 179	WALA 1	Stated Final	0/0/00	Delay	24

Historical CPR's: 2/03= 1/03= 12/02= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		350	100	200	300	400	600
01MLIB	1.361	+0	+0	+0	+0	+0	+0
Cleanup		NO	NO	NO	NO	NO	NO
	Av Life	4.127	6.698	5.407	4.487	3.818	2.939
Price	Window	3/03-1/18	3/03-1/18	3/03-1/18	3/03-1/18	3/03-1/18	3/03-1/18
100-00	DM	46.8	48.0	47.5	47.0	46.6	45.6

GSABN032V5 - Summary

Deal Summary Report

				Assumptions
Settlement	27-Feb-2003	Prepay	350	PSA
1st Pay Date	25-Mar-2003	Default	0	CDR
		Recovery	0	months
		Severity		0%

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life
A1		13,632,500.00	4	03/03 - 12/11	3.51084
A2		13,632,500.00	4.25	03/03 - 12/11	3.51084
A3		13,632,500.00	4.5	03/03 - 12/11	3.51084
A4		13,632,500.00	4.75	03/03 - 12/11	3.51084
A5		13,632,500.00	5	03/03 - 12/11	3.51084
F1		9,737,500.00	1.79	03/03 - 12/11	3.51084
S1		9,737,500.00	6.71	03/03 - 12/11	3.51084
B		6,807,000.00	5	12/11 - 01/18	10.93371
SUBORD		1,076,500.00	5	03/03 - 01/18	7.15751

Payment Rules

Pay A1, A2, A3, A4, A5, F1, S1 pro-rata to zero
Pay B to zero

F1: L+45, 8.5cap, 0delay
S1: 8.05-L, 0FL, 0delay

GSABN032V5

	Collateral			
Balance	WAC	WAM	WAL	Dur
$85,783,500.00	5.34	179	4.14561	

Notes

FIX
FIX
FIX
FIX
FIX
FLT
INV_IO
FIX
FIX

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

February 27, 2003

Preliminary Structural and Collateral Term Sheet

$252,474,000 (approximate) of Senior Certificates
ABN AMRO Mortgage Corporation, Depositor
Multi-Class Mortgage Pass-Through Certificates, 2003-2

Features of the Transaction

- Offering consists of 2 groups of senior securities totaling $252,474,000 expected to be rated AAA by S&P and Fitch. The 2 groups of 15 yr senior securities consist of approximately:
  $84,876,000 of 5.0% coupons Track 1
  $166,727,000 of 5.5% coupons Track 2
- The overall amount of credit support for the senior certificates is 1.25% +/- 0.50% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All Collateral consists of single family, 10-year to 15-year, fixed-rate residential, first mortgages originated or acquired by ABN AMRO Mortgage Group, Inc..
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	February 27, 2002
Cut-off Date:	February 1, 2002
First Distribution Date:	March 25, 2002
Distribution Date:	25th of each month

Key Terms

Issuer: AMAC Series, 2003-2
Underwriter: Goldman, Sachs & Co.
Servicer: ABN AMRO Mortgage Group, Inc.
Trustee: JP Morgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the lesser of servicing, but in no case greater than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual Period: Prior calendar month
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Each Track will have have a Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates, and cross-collateralization between the two tracks.
Expected Subordination: 1.25+/- 0.50%.
Expected Rating Agencies: Fitch, Inc. ("Fitch"), Standard & Poor's ("S&P")
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates – DTC

Preliminary Mortgage Pool Data (approximate)

	Track1 5.0 % track	Track 2 5.5%	All Collateral
Total Outstanding Principal Balance:	$86,832,000	168,838,000	$255,670,000
Number of Mortgage Loans:	[1]305	[1]448	523
Average Original Principal Balance of the Mortgage Loans (000's):	$493	$487	$489
Weighted Average Annual Mortgage Interest Rate:	5.34%	5.73%	5.60%
Expected Servicing Fees (including Master Servicing Fee):	0.25%	0.25%	0.25%
Weighted Average Maturity:	179	179	179
Weighted Average Seasoning:	1	1	1
Weighted Average Original Loan-To-Value Ratio:	59%	60%	60%
Owner Occupied:	93%	93%	93%
Originated Under the Full/Alt Documentation Program:	100%	100%	100%
FICO	754	738	743
State Concentration > 10%	CA 27%	CA 35%	CA 32%
	TX 11%		

[1] This number represents the number of mortgage loans contributing cash flows to the respective track. The total number of mortgage loans is 523.